UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

FORM 12b-25
Commission File Number: 0-17840

NOTIFICATION OF LATE FILING

(Check one):	☒ Form 10-K	☐ Form 20-F	☐ Form 11-K	☐ Form 10-Q	☐ Form N-SAR	☐ Form N-CSR

	For Period Ended:	December 31, 2004

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

New Horizons Worldwide, Inc.
Full Name of Registrant

Former Name if Applicable

1900 S. State College Boulevard
Address of Principal Executive Office (Street and Number)

Anaheim, CA 92806
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
☐	(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

New Horizons Worldwide, Inc. (the “Company”) was unable to file its Annual Report on Form 10-K for the fiscal year ended December 31, 2004, within the prescribed time period without unreasonable effort and expense.  Specifically, the Company requires additional time to prepare analyses and schedules which support the amounts and disclosures provided in the Company’s consolidated financial statements for the year ended December 31, 2004, and prepare management’s annual report on internal control over financial reporting.  In turn, Grant Thornton LLP, the Company’s independent registered public accounting firm, requires additional time to complete its audit procedures in order to provide the Company with its audit report and attestation report on management’s assessment of the Company’s internal control over financial reporting.

The delay in remedying the deficiencies in the Company’s internal control environment and preparing the aforementioned reports is due in part to the resignation of key senior accounting and finance personnel of the Company in late 2004, including the Company’s Chief Financial Officer and Controller, which resulted in the loss of significant knowledge and experience with regard to the Company’s accounting policies and procedures, and increased the amount of time required to perform the control procedures and develop financial information necessary to prepare the information required to be included in Form 10-K.  Consequently, Grant Thornton LLP informed the Company that it would need additional time to complete its audit procedures because of difficulties and delays encountered during the audit process, and because of identified significant deficiencies and material weaknesses in the Company’s internal controls over financial reporting.  It is unlikely that the Company will be able to file its Annual Report on Form 10-K for the fiscal year ended December 31, 2004 on or before the fifteenth calendar day following the prescribed due date.  The statement of Grant Thornton LLP required by Rule 12b-25(c) of the Securities Exchange Act of 1934 is attached hereto as Exhibit A.

(Attach extra Sheets if Needed)

SEC 1344 (07-03)	Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

	Jeffrey S. Cartwright	(714)	940-8000
	(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

☒ Yes			☐ No

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☒ Yes			☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Although Grant Thornton LLP has not yet completed its audit of the Company’s financial statements for the year ended December 31, 2004, the Company currently expects to record significant charges for the impairment of goodwill and fixed assets, and an increase in the valuation allowance for its deferred tax assets during the year ended December 31, 2004.

As a result of the significant charges the Company expects to record during the year ended December 31, 2004, the Company expects to report a significant net loss for fiscal year 2004.

New Horizons Worldwide, Inc.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	March 16, 2005	By	/s/Jeffrey S. Cartwright
Jeffrey S. Cartwright, SVP & Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

GENERAL INSTRUCTIONS

1.	This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

2.

One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

3.	A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4.	Amendments to the notifications must also be filed on Form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

5.

Electronic Filers: This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit reports within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T (§232.201 or §232.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T (§232.13(b) of this chapter).

Exhibit A

March 16, 2005

New Horizons Worldwide, Inc.

1900 S. State College Boulevard

Anaheim, CA 92806

We have read the statements of New Horizons Worldwide, Inc. included in its Form 12b-25, dated March 16, 2005, and we agree with such statements in Part III concerning our firm.

/s/ GRANT THORNTON LLP

Irvine, California
March 16, 2005